Venture Catalyst Inc
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(Name of Issuer)

Common Stock, par value $.001 per share
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(Title of Class of Securities)

92326Q106
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(CUSIP Number)

Jonathan Ungar
7 Dunham Road
Scarsdale, New York 10583
914-723-0519
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2005
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(Date of Event which Requires Filing of this statement)

1.  Names of Reporting Person:  Jonathan Ungar
2.  N/A
3.  SEC Use Only
4.  Source of Funds:  PF
5.  N/A
6.  Citizenship of Place of Organization:  US
Number of shares Beneficially Owned by Each Reporting Person With:
7.  Sole Voting Power:  521,005 shares
8.  N/A
9.  Sole Dispositive Power:  521,005 shares
10. 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person:
    521,005 shares
12. N/A
13. Percent of Class Represented by Amount in Row (11): approx.7.2%
14. Type of Reporting Person: IN
This Schedule 13D (the "Statement") is being filed on behalf of Mr. Jonathan Ungar with respect to his beneficial ownership of shares of the common stock, par value $.001 per share, of Venture Catalyst Inc. (the "Common Stock").

Item 1. Security and Issuer
This statement relates to the Common Stock of Venture Catalyst Inc. (the "Issuer"). The Issuer's principal executive offices are located at 591 Camino De La Reina, San Diego, California, 92108.

Item 2. Identity and Background
(a)  This Statment is being filed on behalf of Mr. Jonathan Ungar.
(b) Mr. Ungar's business address is 30 Liberty Ship Way, Sausalito, California, 94965.
(c) Mr. Ungar's principal occupation is Manager Member of Headwaters Capital LLC, 30 Liberty Ship Way, Sausalito, California, 94965.
(d) During the last five years, Mr. Ungar has not been convicted in a criminal proceeding (excluding traffic violations or similar mis-demeanors).
(e) During the last five years, Mr. Ungar has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mr. Ungar being subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)  Mr. Ungar is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration
Mr. Ungar purchased these shares in open market transactions with personal funds.

Item 4. Purpose of Transactions
Mr. Ungar purchased these shares for investment purposes only.
Mr. Ungar does not have any other plans or proposals which would result in: (i)an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the issuer or any of its subsidiaries,
(ii)a sale or transfer of a material amount of assets of the issuer;
(iii)any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv)any material change in the present capitalization or dividend policy of the Issuer;(v)any other material change in the Issuer's business or corporate structure;(vi)changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by an person;(vii)causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;(viii)causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (ix)any action similar to any of those enumerated above. Mr. Ungar reserves the right at any time to acquire additional shares of Common Stock of the Issuer or to dispose of any shares of such Common Stock.

Item 5. Interest in Securities of the Issuer
(a) Based on 7,206,598 shares of Common Stock of the Issuer outstanding, on or about October 21, 2005, Mr. Ungar beneficially owns 625,105 shares of Common Stock, or approximately 7.2% of Common Stock currently outstanding.
(b) Mr. Ungar has sole power to vote and dispose of the shares of Common Stock identified in this Statement.
(c) Mr. Ungar has effected the following transactions:
(i) On October 18, 2005, Mr. Ungar sold 16,500 shares of Common Stock at a price of $1.1737 per share in an open market transaction.
(ii) On October 19, 2005, Mr. Ungar sold 9600 shares of Common
Stock at a price of $1.0226 per share in an open market transaction.
(iii) On October 20, 2005 Mr. Ungar sold 17,000 shares of Common Stock at a price of $1.0132 per share in an open market transaction.
(iv) On October 21, 2005 Mr. Ungar sold 61,000 shares of Common Stock at a price of $1.0761 per share in an open market transaction.
(d) N/A
(e) N/A

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Mr. Ungar does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to Be filed as Exhibits
None

Signiture
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 21, 2005
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Date

/s/ Jonathan Ungar
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Signature

Jonathan Ungar
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Name